Exhibit 12.2

CF INDUSTRIES HOLDINGS, INC.

Ratio of Earnings to Fixed Charges

Historical (In millions)	2008		2007		2006		2005		2004
Pretax earnings from continuing operations (a)	$1,175.4		$625.9		$81.8		$110.3		$132.2
Plus:
Fixed charges	6.9		6.1		6.6		17.4		25.8
Amortization of capitalized interest	3.6		3.2		3.5		3.4		4.0
Distributed income of equity investees (b)	—		—		—		—		2.0

Earnings for fixed charge coverage ratio calculation	$1,185.9		$635.2		$91.9		$131.1		$164.0

Fixed charges
Interest expensed (c)	$1.6		$1.7		$2.9		$14.0		$22.7
Estimated interest in rent expense (d)	5.3		4.4		3.7		3.4		3.1

	$6.9		$6.1		$6.6		$17.4		$25.8

Ratio of earnings to fixed charges	171.9	x	104.1	x	13.9	x	7.5	x	6.4	x
(a) Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees
Earnings (loss) before income taxes	$1,058.5		$571.3		$53.0		$92.5		$109.0
Minority interest	116.9		54.6		28.8		17.8		23.1

	$1,175.4		$625.9		$81.8		$110.3		$132.2

(b)      Distributions from CF Martin Sulphur. The equity method investment was sold in 2005.

(c)      Including amortized premiums, discounts, and capitalized expenses related to indebtedness.

(d)      Assumes that the interest component of rent expense is 14% of total cash flows.